UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2011                                                                           Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West
33rd Floor
Montréal, Québec
Canada H3A 3J2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: June 28, 2011	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Business Acquisition Report - Form 51-102F4 and Schedule A: Unaudited Pro Forma Consolidated Financial Statements of Gildan Activewear Inc.
99.2
Business Acquisition Report -Schedule B - Consolidated Financial Statements as of and for the Years Ended December 31, 2010 and 2009, and Independent Auditors’ Report of Gold Toe Moretz Holdings Corp. and Subsidiaries.

99.3
Business Acquisition Report -Schedule B - Unaudited Condensed Interim Consolidated Financial Statements as of and for the Three Months Ended April 3, 2011 and April 3, 2010 of Gold Toe Moretz Holdings Corp. and Subsidiaries.